Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik
(215) 564-8099
jkopcsik@stradley.com

July 29, 2022
VIA EDGAR

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Funds (the “Registrant”)
File Nos. 033-45961; 811-06569

Dear Mr. Grzeskiewicz:
On behalf of the Registrant, below are its responses to the comments you provided us on July 6, 2022 with regard to its Post-Effective Amendment No. 193 (the “Post-Effective Amendment”) to its Registration Statement on Form N-1A relating to certain changes to the Delaware Ivy International Value Fund (formerly, Ivy Penza International Value Fund) (the “Fund”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (“Commission”) on May 27, 2022.
Below we have provided your comments and the Registrant’s responses to them.
1.	Comment: Provide completed fee table and expense example numbers for the Fund at least one week prior to the effective date of the Post-Effective Amendment.

Response: Please Exhibit A for the requested information.

2.	Comment: Confirm that the Fund’s manager, Delaware Management Company, is not entitled to recoupment of any fees waived or expenses that may be reimbursed.

Response: The Registrant so confirms.

* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.
Very truly yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Kathryn Williams Macquarie Asset Management

EXHIBIT A

Shareholder fees (fees paid directly from your investment)
Class	A	C	I	R6	R	Y
Maximum sales charge (load) imposed on purchases as a percentage of offering price	5.75%	None	None	None	None	None
Maximum contingent deferred sales charge (load) as a percentage of original purchase price or redemption price, whichever is lower	1.00%[1]	1.00%[1]	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Class	A	C	I	R6	R	Y
Management fees	0.79%	0.79%	0.79%	0.79%	0.79%	0.79%
Distribution and service (12b-1) fees	0.25%	1.00%	None	None	0.50%	0.25%
Other expenses	0.41%	0.49%	0.29%	0.13%	0.46%	0.30%
Total annual fund operating expenses	1.45%	2.28%	1.08%	0.92%	1.75%	1.34%
Fee waivers and expense reimbursements[2]	(0.25)%	(0.33)%	(0.13)%	(0.00)%	(0.30)%	(0.14)%
Total annual fund operating expenses after fee waivers and expense reimbursements	1.20%	1.95%	0.95%	0.92%	1.45%	1.20%

1
For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased prior to July 1, 2021 at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase, or on shares that were purchased after July 1, 2021 at net asset value (NAV) for $1 million or more that are subsequently redeemed within 18 months of purchase. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

2
The Fund’s investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual fund operating expenses from exceeding 0.95% of the

Fund’s average daily net assets from July 29, 2022 through July 29, 2023 for all share classes. These waivers and reimbursements may only be terminated by agreement of the Manager and the Fund.

Class	A	C	I	R6	R	Y
1 Year	$690	$198	$97	$94	$148	$122
3 Years	$984	$681	$331	$293	$522	$411
5 Years	$1,299	$1,190	$583	$509	$921	$721
10 Years	$2,190	$2,590	$1,306	$1,131	$2,038	$1,601